Exhibit 99.1

Kaspi.kz Successfully Issues $600 million of 5.900% Senior Unsecured Notes due 2031

April 24, 2026

Joint Stock Company Kaspi.kz (“Kaspi.kz” – NASDAQ: KSPI) announces the successful issuance of its 2031 senior unsecured Notes (the “Notes”) for a total amount of $600 million.

The transaction – the second since the company achieved Investment Grade status – was met with strong demand from approximately 130 institutional investors and was 3.5x oversubscribed. The proceeds will be used for general corporate purposes and will further strengthen the company’s liquidity.

Mikhail Lomtadze, CEO & co-founder of Kaspi.kz, commented:

“Our second international bond offering since achieving investment-grade ratings marks another important step in broadening Kaspi.kz’s access to global debt capital markets and deepening our relationships with leading international investors. The strong demand for this transaction reflects confidence in our strategy, operating performance and strong cash generation. We remain well positioned to reinforce our leadership in Kazakhstan, accelerate the growth of our business in Türkiye and keep developing innovative digital services that improve the daily lives of our consumers and merchants.”

Transaction Highlights

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Title of Securities: 5.900% Senior Unsecured Notes due 2031
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Issue Size: US$600 million
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Tenor: 5 years
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Issuer Ratings: Baa3 (Moody’s) / BBB- (Fitch)
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Coupon: 5.900%, payable semi-annually from and including October 28, 2026
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Settlement: April 28, 2026

The transaction was led by Citigroup and J.P. Morgan as Joint Lead Managers and Joint Bookrunners, and BCC Invest as Kazakhstan Manager.

The Notes will only be offered for sale in the United States of America to “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the U.S. Securities Act of 1933 (the “Securities Act”) in transactions that are exempt from registration under the Securities Act, and outside the United States of America in reliance on Regulation S under the Securities Act.

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services.

Kaspi.kz operates a unique two-sided Super App model, serving more than 25 million consumers and 900 thousand merchants across Kazakhstan and Türkiye. In Kazakhstan, our Super App seamlessly integrates payments, e-commerce, e-grocery, fintech, travel, classifieds and government services. This comprehensive offering is deeply relevant to users’ daily lives, driving exceptional engagement with 77 monthly transactions per active consumer. In Türkiye, Kaspi.kz owns an 86% stake in Hepsiburada, one of the country’s leading e-commerce platforms.

Kaspi.kz has been listed on Nasdaq since January 2024.

For further information

david.ferguson@kaspi.kz +44 7427 751 275

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability in certain of our operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments and realize the benefits of such transactions; our ability to adequately obtain, maintain, enforce and protect our intellectual property and

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similar proprietary rights; risks related to Kazakhstan and the other countries in which we operate, including with regard to the evolving nature of the applicable legislative and regulatory framework and that of other jurisdictions in which we operate; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; our ability to remediate additional material weaknesses (if any) in our internal control over financial reporting or those of certain of our subsidiaries and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2026 and other SEC filings we make from time to time.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

MANUFACTURER TARGET MARKET (UK MIFIR PRODUCT GOVERNANCE) IS ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ONLY (ALL DISTRIBUTION CHANNELS). NO UK PRIIPS KEY INFORMATION DOCUMENT (“KID”) HAS BEEN PREPARED AS NOT AVAILABLE TO RETAIL IN UK.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States of America or in any other jurisdiction. The securities to which this announcement relates have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, registration under the Securities Act and applicable state securities laws. The securities will only be offered for sale in the United States of America to "qualified institutional buyers" (“QIBs”) as defined in Rule 144A under the Securities Act in transactions that are exempt from registration under the Securities Act, and outside the United States of America in reliance on Regulation S under the Securities Act.

This announcement is being distributed to and is directed only at persons in the United Kingdom having professional experience in matters relating to investments, falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and persons falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). In the UK, this announcement must not be acted on or relied on by persons who are not relevant persons. In the UK, any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with such persons.

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Singapore SFA Product Classification: In connection with Section 309B of the Securities and Futures Act 2001 of Singapore (the “SFA”) and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), unless otherwise specified before an offer of Notes, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

The information contained in this announcement is not an offer, or an invitation to make offers, to sell, purchase, exchange or otherwise transfer securities in Kazakhstan to or for the benefit of any Kazakhstani person or entity, except in compliance with the Kazakhstan local offering requirements, and except for those persons or entities that are capable of doing so under the legislation of Kazakhstan and any other laws applicable to such capacity of such persons or entities. This announcement shall not be construed as an advertisement in, and for the purpose of the laws of, Kazakhstan, unless such advertisement is in full compliance with Kazakhstani laws and the rules and regulations of the Astana International Financial Centre.

This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. No action has been taken that would permit an offering of securities or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

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